

January 23, 2015

Via E-mail
Mr. Matthew J. Neher
Chief Financial Officer
Greentech Mining International, Inc.
951 Mariners Island Boulevard, Suite 300
San Mateo, California, 94404

>   **Re: Greentech Mining International, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2014**
>   **Filed August 12, 2014**
>   **File No. 000-54610**

Dear Mr. Neher,

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In these comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 9A(T). Controls and Procedures, page 37

1. Please file an amendment to the Form 10-K to include management's report on the effectiveness of internal control over financial reporting as of March 31, 2014, as required by Item 308(a) of Regulation S-K. Please note that the exemption available in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to the first annual report subsequent to your effective registration statement.

2. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts your conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2014 and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Kristin Lochhead, Senior Accountant, at (202) 551-3664 if you have questions regarding the comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief